Exhibit 99.2

CONSENT OF QUALIFIED PERSON

I, Stewart D. Redwood, BSc (Hons), PhD, FIMMM, FGS, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) consent to the public filing of the report entitled “NI 43-101 Technical Report for the Guayabales Gold-Silver-Copper-Tungsten Project, Department of Caldas, Colombia” with an effective date of September 15, 2025 (the “Report”) on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to NI 43-101. The report is not being filed as a result of a requirement of NI 43-101.

Dated this 12th day of December, 2025

Stewart D. Redwood,

BSc (Hons), PhD, FIMMM, FGS